
September 22, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 9 to Form S-11**
> **Filed September 8, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed Amendment No. 9 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

Risk Factors, page 7

1.   We note your response to comment 14 of our letter dated August 13, 2010. In response to our comment, you state that you are unable to locate the document related to the Springdale, Arkansas location. We note that you are subject to multiple covenants and restrictions in each of your agreements, based on your disclosure on page 25. Please add a risk factor to address the impact of not having this document on your ability to effectively assess your rights and obligations under the agreement, including whether you continue to be in compliance with the covenants and restrictions.

2.   We note disclosure on page 36 indicating that a decline in the value of your properties may make it more difficult for you to refinance the umbrella mortgage that is due in May 2011. We also note that you have not obtained or identified any financing to acquire the property in Andalusia, Alabama. Please revise to include a risk factor that addresses your ability to obtain financing and the impact on your business if you are unable to do so. The risk factor should specifically discuss the risk that you may be unable to refinance the umbrella mortgage or acquire the Andalusia property, as well as other material risks associated with a lack of credit financing.

KRC has included language in its December 31, 2009 …, page 7

3.   Please clarify, if true, that your president and chief executive officer, your management company, and other related parties are not obligated to provide you with additional financing. Please make similar revisions to your disclosure on page 37 and Note 3 on page 7 of the financial statements.

Management's Discussion and Analysis …, page 34

Current Operations, page 34

4.   Please revise the discussion of The Movie Gallery's bankruptcy to disclose the percentage of your total revenues in fiscal 2009 that were attributed to this tenant.

Liquidity, page 35

5.   Please revise the discussion of your agreement regarding the Andalusia property to disclose the expiration date of the contingency period. Also describe your rights and obligations upon expiration of the contingency period.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
Robert J. Philipp, Esq. (*via facsimile*)
Richard A. Kranitz, Esq. (*via facsimile*)